UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EPIQ SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Missouri	48-1056429
(State of incorporation or organization)	(IRS Employer Identification No.)

501 Kansas Avenue Kansas City, Kansas	66105
(Address of principal executive offices)	(Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of class)

Item 1.                                 Description of Registrant’s Securities to be Registered.

On September 18, 2014, the Board of Directors of Epiq Systems, Inc. (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company.  The dividend is payable on September 29, 2014 (the “Record Date”) to holders of record as of the close of business on that date.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Wells Fargo Bank, National Association, as Rights Agent (the “Rights Agent”).

The description of the Rights Agreement (which includes as Exhibit A the form of Certificate of Designation of Participating Preferred Stock, Series A, of Epiq Systems, Inc. and as Exhibit B, the form of Right Certificate and Form of Election to Purchase) and the Rights is qualified in its entirety by reference to the exhibits incorporated herein by reference.

The Rights

The Board of Directors authorized the issuance of a Right with respect to each outstanding share of Common Stock on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights will not be evidenced by separate certificates or book-entry credits until they become exercisable. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that each share of Common Stock will have a Right attached.

Exercisability

The Rights will not be exercisable until the “Distribution Date” discussed below and, prior to exercise, a Right does not give its holder any dividend, voting or liquidation rights.  Each Right will allow its holder to receive from the Company one one-thousandth of a share of Participating Preferred Stock, Series A, par value $0.01 per share (the “Preferred Stock”), for $40.00 (or, in certain circumstances, alternative consideration which may include cash, property or other securities of the Company), subject to adjustment in accordance with the terms of the Rights Agreement (the “Purchase Price”), once the Rights become exercisable. This fraction of a share of Preferred Stock will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of Common Stock.  The Rights will separate from the Common Stock and become exercisable at the earlier to occur of the following dates (or such later date as the Board of Directors may determine under certain circumstances):

•                  the tenth business day after the date of a public announcement, or public announcement of facts indicating, that a person or group has become an Acquiring Person (as discussed below); or

•                  the tenth business day after the date that any person or group commences or announces an intention to commence a tender or exchange offer that, if consummated, would result in that person or group becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the “Distribution Date.” After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates.

An “Acquiring Person” generally means, with certain exceptions, any person or group that acquires beneficial ownership of 10% or more of the Common Stock or, in the case of a shareholder that beneficially owns 10% or more of the Common Stock on the date of announcement of the Company’s adoption of the Rights Agreement, any such person or group that acquires any additional Common Stock.

Beneficial ownership is defined to include, among other things, ownership of options, warrants and convertible securities, whether or not presently exercisable or convertible, as well as of Common Stock that are the subject of, or that reference securities for, or underlie certain derivative securities.

Preferred Stock

The value of one one-thousandth interest in a share of Preferred Stock should approximate the value of one share of Common Stock, subject to adjustment.  Each one one-thousandth interest of a share of Preferred Stock, if issued:

•                  will not be redeemable,

•                  will entitle holders to certain dividend and liquidation payments,

•                  will generally have the same voting power as one share of Common Stock, and

•                  will entitle holders to a per share payment equal to the payment made on one share of Common Stock if shares of the Common Stock are exchanged by way of merger, consolidation, or a similar transaction.

Consequences of a Person or Group Becoming an Acquiring Person

Flip in.  Subject to the Company’s exchange rights, described below, at any time after any person has become an Acquiring Person, each Right will constitute the right to purchase from the Company that number of shares of Preferred Stock (or, in certain circumstances, alternative consideration which may include cash, property or other securities of the Company) having an aggregate current market price (determined in accordance with the Rights Agreement) equal to twice the Purchase Price for an amount in cash equal to the Purchase Price.

Flip over.  If, after any person has become an Acquiring Person, the Company is involved in (i) a merger or consolidation or (ii) a sale of more than 50% of the Company’s assets or earning power, each Right will constitute the right to purchase from the surviving or resulting entity that number of shares of common stock of such entity having an aggregate current market price equal to twice the Purchase Price for an amount in cash equal to the Purchase Price.

In either case, however, any Rights that are or were beneficially owned by an Acquiring Person (and such Acquiring Person’s affiliates or associates and, in each case, any transferee thereof) will be null and void.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns a majority of the outstanding Common Stock, the Board of Directors may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person or its affiliates or associates.

Expiration

The Rights will expire on the earliest of (i) May 15, 2015, (ii) the date on which the Rights are redeemed as described below, and (iii) the effective time of an exchange of Rights as described above.

Redemption

The Board of Directors may redeem the Rights for $0.001 per Right at any time prior to such time as any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, holders of Rights will only be entitled to receive the redemption price of $0.001 per Right. The redemption price will be adjusted in the event of a stock split or stock dividend with respect to the Common Stock.

Amendment

The Rights Agreement may be supplemented or amended by the Board of Directors without the consent of the holders of the Rights, except that, from and after such time as any person or group becomes an Acquiring Person, no such supplement or amendment may materially adversely affect the interests of the holders of the Rights (other than an Acquiring Person and its affiliates and associates).

Antidilution

The Board of Directors shall have the right to adjust, among other things, the Purchase Price, as well as the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Stock or Common Stock.

Item 2.                                 Exhibits.

3.1                               Form of Certificate of Designation of Participating Preferred Stock, Series A, of Epiq Systems, Inc. (incorporated by reference to Exhibit 3.1 to Epiq Systems, Inc.’s Current Report on Form 8-K dated September 18, 2014).

4.1                               Rights Agreement, dated September 18, 2014, between Epiq Systems, Inc. and Wells Fargo Bank, National Association, with Exhibits A, B and C thereto (incorporated by reference from Exhibit 4.1 to the Epiq Systems, Inc.’s Current Report on Form 8-K dated September 18, 2014).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 18, 2014

EPIQ SYSTEMS, INC.

	By:	/s/ Tom W. Olofson

Name: Tom W. Olofson
Title: Chairman of the Board

EXHIBIT INDEX

3.1                               Form of Certificate of Designation of Participating Preferred Stock, Series A, of Epiq Systems, Inc. (incorporated by reference to Exhibit 3.1 to Epiq Systems, Inc.’s Current Report on Form 8-K dated September 18, 2014).

4.1                               Rights Agreement, dated September 18, 2014, between Epiq Systems, Inc. and Wells Fargo Bank, National Association, with Exhibits A, B and C thereto (incorporated by reference from Exhibit 4.1 to Epiq Systems, Inc.’s Form 8-K dated September 18, 2014).